Exhibit 99.28(a)(ix)

LORD ABBETT EQUITY TRUST

AMENDMENT TO

DECLARATION AND AGREEMENT OF TRUST

The undersigned, being at least a majority of the Trustees of Lord Abbett Equity Trust, a Delaware statutory trust (the “Trust”) organized pursuant to a Declaration and Agreement of Trust dated May 1, 2001 (the “Declaration”), do hereby establish, pursuant to Section V.2 of the Declaration, a new class of shares for each of the Trust’s two series: Lord Abbett Calibrated Large Cap Value Fund and Lord Abbett Calibrated Mid Cap Value Fund; such new class to be designated Class F3 shares of each series. Any variations as to purchase price, determination of net asset value, the price, terms and manner of redemption and special and relative rights as to dividends on liquidation, and conditions under which such series or class shall have separate voting rights, shall be as set forth in the Declaration or as elsewhere determined by the Board of Trustees of the Trust.

This instrument shall constitute an amendment to the Declaration.

IN WITNESS WHEREOF, the undersigned Trustees have executed this instrument this 15th day of December, 2016.

/s/ Daria L. Foster Daria L. Foster	/s/ Franklin W. Hobbs Franklin W. Hobbs

/s/ E. Thayer Bigelow E. Thayer Bigelow	/s/ James M. McTaggart James M. McTaggart

/s/ Robert B. Calhoun Robert B. Calhoun, Jr.	/s/ James L.L. Tullis James L.L. Tullis

/s/ Eric C. Fast Eric C. Fast	/s/ Mark A. Schmid Mark A. Schmid

/s/ Evelyn E. Guernsey Evelyn E. Guernsey	/s/ Douglas B. Sieg Douglas B. Sieg

/s/ Julie Hill Julie A. Hill